Exhibit 3.1

CERTIFICATE OF

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

ATHENE ANNUITY AND LIFE COMPANY

(F/K/A AVIVA LIFE AND ANNUITY COMPANY)

TO THE SECRETARY OF STATE

OF THE STATE OF IOWA:

Pursuant to the provisions of Section 1007 of the Iowa Business Corporation Act (the “Iowa Act”), the undersigned corporation adopts the following Amended and Restated Articles of Incorporation (the “Restated Articles”).

1.	The name of the corporation is Athene Annuity and Life Company (the “Company”). Prior to the filing of these Restated Articles with the Iowa Secretary of State, the Company was named Aviva Life and Annuity Company.

2.	The text of the Restated Articles is attached hereto.

3.	The Restated Articles supersede the Amended and Restated Articles of Incorporation of American Mutual Life Insurance Company as filed with the Iowa Secretary of State on June 19, 1996 (the “Current Certificate”) and all previous versions of the Company’s articles or certificates of incorporation and all amendments thereto, including, but not limited to, the Articles of Amendment filed on August 7, 2007, changing the name to Aviva Life and Annuity Company.

4.	The Restated Articles amend the Current Certificate and were duly approved by the sole shareholder of the Company in the manner required by the Iowa Act and the Current Certificate.

5.	The effective time and date of the Restated Articles is 12:01 a.m., March 3, 2014.

Dated as of this 5th day of December, 2013.

ATHENE ANNUITY AND LIFE COMPANY

By:	/s/ Richard C. Cohan, Jr.
Richard C. Cohan, Jr.
Executive Vice President, General Counsel, and Secretary

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

ATHENE ANNUITY AND LIFE COMPANY

(F/K/A AVIVA LIFE AND ANNUITY COMPANY)

TO THE SECRETARY OF STATE

OF THE STATE OF IOWA:

Pursuant to the provisions of Section 1007 of the Iowa Business Corporation Act, the undersigned corporation adopts the following Amended and Restated Articles of Incorporation:

1.	The name of the corporation is Athene Annuity and Life Company.

2.	The text of the Amended and Restated Articles of Incorporation is as follows:

ARTICLE I

The name of the corporation is Athene Annuity and Life Company (the “Company”).

ARTICLE II

These Amended and Restated Articles of Incorporation (the “Restated Articles”) are being filed by the Company in accordance with the provisions of Sections 490.902 and 508.12 of the Iowa Code (2013). The Company is continuing its corporate existence which commenced upon its incorporation. The Company is retaining all of its original rights, powers, privileges, immunities, franchises and authorities and all of the contract rights of policyowners now holding contracts of insurance issued or assumed by the Company are and shall be retained. Subject to the foregoing, these Restated Articles shall be construed as a substitute for all prior articles or certificates of incorporation and all amendments thereto.

ARTICLE III

The principal place of business of the Company in the State of Iowa shall be located at 7700 Mills Civic Parkway, West Des Moines, Iowa 50266.

ARTICLE IV

The registered office of the Company in the State of Iowa shall be located at 500 East Court Avenue, Des Moines, IA 50309, and its registered agent at that office is CT Corporation System.

ARTICLE V

The Company shall have perpetual duration.

ARTICLE VI

The purpose for which the Company is organized is the transaction of any and all lawful business for which corporations may be organized under the Iowa Business Corporation Act, Chapter 490 of the Iowa Code (2013), and successor statutory provisions, including but not limited to:

A.	Conducting business as a life insurance company pursuant to Chapter 508 of the Iowa Code (2013), and successor statutory provisions, and writing any or all lines of insurance and annuity business authorized by Chapter 508 and any other line of insurance or annuity business authorized by the laws of the State of Iowa or approved by the Commissioner of Insurance of the State of Iowa.

B.	Reinsuring and accepting reinsurance on any or all of the lines of business set forth in paragraph A of this Article VI.

ARTICLE VII

The aggregate number of shares of stock that the Company is authorized to issue is Ten Million (10,000,000) shares of common stock, with a par value of one dollar ($1.00) per share. The common stock shall have unlimited voting rights and shall be entitled to the net assets of the Company upon dissolution.

ARTICLE VIII

The business and affairs of the Company shall be managed by a board of directors consisting of not less than five (5) nor more than fifteen (15) members, with the actual number of members set forth in, or determined in accordance with the procedures prescribed in, the bylaws of the Company.

ARTICLE IX

The following persons, who constitute the present board of directors of the Company, shall continue to serve as directors for a term expiring at the next annual meeting of shareholders and until their successors are elected and qualified or until their earlier death, resignation or removal:

James R. Belardi

Guy Hudson Smith, III

Imran Siddiqui

Mathew R. Michelini

Joshua M. Black

James Andrew Betts

Francis P. Sabatini

Hope Schefler Taitz

Grant Kvalheim

ARTICLE X

A director of the Company shall not be personally liable to the Company or its shareholders for money damages for any action taken, or any failure to take any action, as a director, except liability for any of the following: (1) the amount of a financial benefit received by a director to which the director is not entitled; (2) an intentional infliction of harm on the Company or the shareholders; (3) a violation of Section 833 of the Iowa Business Corporation Act; or (4) an intentional violation of criminal law. If the Iowa Business Corporation Act is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability provided herein, shall be eliminated or limited to the extent of such amendment, automatically and without any further action, to the fullest extent permitted by law. Any repeal or modification of this Article by the shareholders of the Company shall be prospective only and shall not adversely affect any limitation on the personal liability or any other right or protection of a director of the Company with respect to any state of facts existing at or prior to the time of such repeal or modification.

ARTICLE XI

The Company shall indemnify a director or officer for liability (as such term is defined in Section 850(5) of the Iowa Business Corporation Act) for any action taken, or any failure to take any action, as a director or officer, except liability for any of the following: (1) receipt of a financial benefit by a director or officer to which the director or officer is not entitled; (2) an intentional infliction of harm on the Company or the shareholders; (3) a violation of Section 833 of the Iowa Business Corporation Act; or (4) an intentional violation of criminal law. Without limiting the foregoing, the Company shall exercise all of its permissive powers as often as necessary to indemnify and advance expenses to its directors and officers to the fullest extent permitted by law. If the Iowa Business Corporation Act is hereafter amended to authorize broader indemnification, then the indemnification obligations of the Company shall be deemed amended automatically and without any further action to require indemnification and advancement of funds to pay for or reimburse expenses of its directors and officers to the fullest extent permitted by law. Any repeal or modification of this Article by the shareholders of the Company shall be prospective only and shall not adversely affect any indemnification obligations of the Company with respect to any state of facts existing at or prior to the time of such repeal or modification.

Dated this 5th day of December, 2013.

ATHENE ANNUITY AND LIFE COMPANY

By:	/s/ Richard C. Cohan, Jr.
Richard C. Cohan, Jr.
Executive Vice President, General Counsel, and Secretary